SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)

CENTRUS ENERGY CORP.

(Name of Issuer)

CLASS A COMMON STOCK, $0.10 PAR VALUE

(Title of Class of Securities)

15643U104

(CUSIP Number)

Morris Bawabeh

15 Ocean Avenue

Brooklyn, NY 11225

Telephone: (718) 703-8441

With a copy to:

Len Breslow, Esq.

Breslow & Walker, LLP

100 Jericho Quadrangle, Suite 230

Jericho, NY 11753

Telephone: (516) 822-6505

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

June 21, 2016

Date of Event Which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 15643U104	13D
1	NAMES OF REPORTING PERSONS Morris Bawabeh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* (see instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,590,000 shares (see Item 5 infra)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,590,000 shares[1] (see Item 5 infra)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,590,000 shares[1] (see Item 5 infra)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 21.0%[1] (see Item 5 infra)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 15643U104	13D
1	NAMES OF REPORTING PERSONS Kulayba LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* (see instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 1,505,500 shares (see Item 5 infra)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,505,500 shares (see Item 5 infra)
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,505,500 shares (see Item 5 infra)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 19.9% (see Item 5 infra)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 15643U104	13D
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) M&D Bawabeh Foundation, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* (see instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 84,500 shares (see Item 5 infra)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 84,500 shares (see Item 5 infra)
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,500 shares (see Item 5 infra)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.1% (see Item 5 infra)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Explanatory Note:

This Amendment No. 2 (this “Amendment”) to the Statement of Beneficial Ownership on Schedule 13D amends and supplements Amendment No. 1 to the Schedule 13D (the “Original Schedule 13D”) filed on March 30, 2016 with the Securities and Exchange Commission with respect to shares of Class A common stock of Centrus Energy Corp. This Amendment is intended to amend and restate the Original Schedule 13D in its entirety. Pursuant to Rule 13d-4, neither the filing of this Amendment, the Original Schedule 13D nor any of their respective contents shall be deemed to constitute an admission by any reporting person named therein that such reporting person is or was the beneficial owner of any Shares for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1.	Security and Issuer.

(a)	Class A Common Stock (“Shares”)

(b)	Name of Issuer: Centrus Energy Corp. (the “Issuer”)

(c)	Address of Issuer’s Principal Executive Offices:	Two Democracy Center 6903 Rockledge Drive Bethesda, Maryland 20817

Item 2.		Identity and Background.

1.	(a)	Name:	Morris Bawabeh

	(b)	Address of Principal Business Office, or, if None, Residence:	15 Ocean Avenue
Brooklyn, NY 11225
	(c)	Principal occupation and name, Address of any organization in which such employment is conducted:	Real Estate Developer
Bawabeh Holdings, LLC 15 Ocean Avenue Brooklyn, NY 11225

(d)	Morris Bawabeh has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Morris Bawabeh has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	Citizenship:	United States

2.	(a)	Name:	Kulayba LLC

	(b)	Address of Principal Business
		Office, or, if None, Residence:	15 Ocean Avenue
Brooklyn, NY 11225
	(c)	Principal Business:	Investment holdings

	(d)	Kulayba LLC has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

	(e)	Kulayba LLC has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

	(f)	Place of Organization:	New York

3.	(a)	Name:	M&D Bawabeh Foundation, Inc.

	(b)	Address of Principal Business
		Office, or, if None, Residence:	15 Ocean Avenue
Brooklyn, NY 11225
	(c)	Principal Business:	501(c)(3) charitable foundation

	(d)	M&D Bawabeh Foundation has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

	(e)	M&D Bawabeh Foundation has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

	(f)	Place of Organization:	New York

Item 3.	Source and Amount of Funds or Other Consideration. Not applicable.

Item 4.	Purpose of Transaction.

The Shares disclosed herein were acquired for investment purposes. The reporting persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The reporting persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the reporting persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interests in Securities of the Issuer.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount beneficially owned and percent of class: See items 11 and 13 of the cover pages.

(b)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: See items 7-10 of the cover pages.

	(ii)	Shared power to vote or to direct the vote: See items 7-10 of the cover pages.

	(iii)	Sole power to dispose or to direct the disposition of: See items 7-10 of the cover pages.

	(iv)	Shared power to dispose or to direct the disposition of: See items 7-10 of the cover pages.

(c)	Transactions within the past 60 days: On June 21, 2016 and June 22, 2016, Kulayba gifted a total of 344,500 shares to various persons.

Kulayba LLC, a limited liability company of which Mr. Morris Bawabeh is the sole member, owns 1,505,500 Shares. Certain of such shares were previously owned (i) jointly by Mr. Morris Bawabeh and Mrs. Dolly Bawabeh, husband and wife, and (ii) by Gates Equities, a general partnership of which Mr. Morris Bawabeh is a partner. As a result of the transfers of such Shares to Kulayba, Dolly Bawabeh and Gates Equities are no longer reporting persons.

M&D Bawabeh Foundation, Inc., a 501(c)(3) charitable foundation, owns 84,500 Shares. Mr. Morris Bawabeh is a director and an officer of the Foundation. Mr. Bawabeh has no pecuniary interest in Shares held by the Foundation and disclaims beneficial ownership of such Shares.

The percentages of beneficial ownership shown herein are based on 7,563,600 Shares issued and outstanding as of November 4, 2016 as reported on Form 10-Q for the fiscal quarter ended September 30, 2016, filed on November 10, 2016.

Item 6.            Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.     Not applicable.

Item 7.            Material to be Filed as Exhibits.

Morris Bawabeh, Kulayba LLC, and M&D Bawabeh Foundation have entered into a Joint Filing Agreement attached hereto as Exhibit A.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2017

/s/Morris Bawabeh
Morris Bawabeh

Kulayba LLC

By:/	s/Morris Bawabeh
Morris Bawabeh, Sole Member

M&D Bawabeh Foundation, Inc.

By:/	s/Morris Bawabeh
Morris Bawabeh, President

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13D with respect to the securities of Centrus Energy Corp. and any further amendments thereto executed by each and any of us shall be filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

This Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

Dated: February 6, 2017

/s/Morris Bawabeh
Morris Bawabeh

Kulayba LLC

By:	/s/Morris Bawabeh
Morris Bawabeh, Sole Member

M&D Bawabeh Foundation, Inc.

By:	/s/Morris Bawabeh
Morris Bawabeh, President
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